Tailwind Acquisition Corp.
c/o Corporation Service Company

251 Little Falls Drive

Wilmington, DE 19808

August 18, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Attn: Liz Packebusch

Re:	Tailwind Acquisition Corp. Registration Statement on Form S-1 Confidentially Submitted June 17, 2020 CIK No. 0001814215

Ladies and Gentlemen:

This letter sets forth responses of Tailwind Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 14, 2020, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, the Company has revised Registration Statement in response to the Staff’s comments and the Company is concurrently filing an amendment to the Registration Statement with this letter.

Draft Registration Statement on Form S-1 filed June 17, 2020

Management, page 101

1.	Staff’s comment: Please revise to clarify the business experience of your director, Alan Sheriff, to clearly include his principal occupations and employment during the past five years. In particular, please revise to provide the time period that Mr. Sheriff served as Co-Chief Executive Officer of Solebury Capital. See Item 401(e) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the biography of Mr. Sheriff in the amendment to the Registration Statement filed with the Commission concurrently with this response letter.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 and Peter S. Seligson at (212) 446-4756 of Kirkland & Ellis LLP.

Sincerely,

/s/ Chris Hollod
Chief Executive Officer

Via E-mail:

cc:	Christian O. Nagler Peter S. Seligson Kirkland & Ellis LLP

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